Sit Developing Markets Growth Fund

Sit Investment Associates
Sit Mutual Funds

As of September 30, 2010 | 800-332-5580 | www.sitfunds.com

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund invests, under normal conditions, at least 80% of its net assets in stocks of companies domiciled or operating in a developing market. The Adviser selects which countries or regions to invest in based on several factors including economic trends, earnings outlook, investment valuation and fiscal and monetary policy. Investments are concentrated in industries and sectors with the strongest prospects for earnings growth. The Fund may invest in stocks of small, medium or large sized companies, and focus is placed on those companies with above average potential for long-term earnings and revenue growth. Key elements of stock selection criteria also include strong balance sheets, above-average return-on-equity, strong free cash flow and relatively low levels of debt.

INVESTMENT STYLE


Style
Value
Blend
Growth
Large
Mid
Small
Cap Size

MANAGEMENT / INDUSTRY EXPRIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 20 years
Raymond E. Sit, 17 years

INVESTMENT ADVISOR

Sit Investment Associates, Inc.

- Founded in 1981
- Employee-owned firm
- $9.5 billion in assets under management
- Sole business is investment management
- Based in Minneapolis, MN

FUND DETAILS

Ticker:	SDMGX
CUSIP:	82980D-40-0
Inception Date:	7/1/94
Expense Ratio:	2.00%

FUND PERFORMANCE (%)

	3 Month	Annualized Returns 1 Year	3 Year	5 Year	10 Year	Since Inception
Sit Developing Markets Growth	17.89	15.47	-5.20	9.94	7.55	5.72
MSCI Emerging Markets Index	17.16	17.67	-3.72	10.22	10.79	5.10

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Management fees and administrative expenses are included in the Fund's performance. The Fund's performance does not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 days of purchase. If imposed, the redemption fee would reduce the performance quoted. Returns one year and longer are annualized.

TOTAL RETURN BY CALENDAR YEAR (%)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
Developing Markets Growth	-30.18	-12.01	-18.37	45.96	16.54	33.77	31.59	40.72	-55.26	73.97
MSCI Emerging Markets Index	-31.80	-4.91	-7.97	51.59	22.45	30.32	29.18	36.48	-54.48	74.50

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Vale, A.D.R.	4.1	Banco Bradesco S.A.	2.6
Petrobras	3.4	CNOOC, Ltd., A.D.R.	2.2
BHP Billiton, A.D.R.	3.1	America Movil A.D.R.	2.0
Rio Tinto	2.8	Southern Copper Corp.	2.0
Samsung Electronics	2.7	HTC Corp.	2.0
		Total	26.9

PORTFOLIO SECTOR ALLOCATION (%)

Finance	18.6
Non-Energy Minerals	14.8
Energy Minerals	12.3
Electronic Technology	10.6
Communications	8.9
Consumer Non-Durables	6.7
Consumer Services	5.4
Retail Trade	5.3
Producer Manufacturing	5.1
Sectors Less Than 5%	11.7
Cash and Other Net Assets	0.6

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$16.7
Number of Holdings:	84
Wtd. Avg. Market Cap (Billions):	$38.8
Median Market Cap (Billions):	$18.4
Turnover Rate:	23%
Beta (vs. S&P 500 Index)	0.95

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. MSCI Emerging Markets Index is a free float-adjusted market capitalization index that is designed to measure equity market performance of emerging markets. It is not possible to invest directly in an index. Weighted Average Market Cap is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets. Beta is a measure of a fund's sensitivity to market movements. The beta of the market is 1.00 by definition. A beta above 1 is more volatile than the overall market, while a beta below 1 is less volatile.

Sit Dividend Growth Fund

As of September 30, 2010

Sit Investment Associates
Sit Mutual Funds
800-332-5580 www.sitfunds.com

INVESTMENT OBJECTIVE

The Fund's objective is to provide current income that exceeds the dividend yield of the S&P 500 Index and that grows over a period of years. The Fund also seeks to provide long-term capital appreciation.

INVESTMENT STRATEGY

In pursuing the Fund's objective, the Advisor manages the Fund to outperform the S&P 500 Index with less volatility over a full market cycle. The Fund invests in dividend-paying companies that are expected to grow their dividend over time through a combination of earnings growth and increasing dividend payout rates. The key elements of the Advisor's stock selection criteria include strong free cash flow generation, current dividend yields and payout rates, strong financial liquidity and balance sheets, low debt levels, consistency of earnings, growth potential, and historical dividend growth.

INVESTMENT STYLE


Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

MANAGEMENT / INDUSTRY EXPRIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 20 years
Kent L. Johnson, CFA, 21 years
Michael J. Stellmacher, CFA, 19 years

INVESTMENT ADVISOR

Sit Investment Associates, Inc.

- Founded in 1981
- Employee-owned firm
- $9.5 billion in assets under management
- Sole business is investment management
- Based in Minneapolis, MN

FUND DETAILS

	Class I	Class S
Ticker:	SDVGX	SDVSX
CUSIP:	82980D-70-7	82980D-80-6
Inception Date:	12/31/03	3/31/06
Expense Ratio:	1.00%	1.25%

FUND PERFORMANCE (%)

	3 Month	Annualized Returns 1 Year	3 Year	5 Year	Since Inception	30-Day SEC Yield[1]	12-Month Dist. Rate[1]
Class I Shares	12.25	11.76	-2.30	4.84	5.28	1.62	1.59
S&P 500 Index	11.29	10.16	-7.16	0.64	2.43		
Class S Shares	12.21	11.53	-2.57	n/a	3.30	1.38	1.36
S&P 500 Index	11.29	10.16	-7.16	n/a	-0.67		

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Management fees and administrative expenses are included in the Fund's performance. The Fund's performance does not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 days of purchase. If imposed, the redemption fee would reduce the performance quoted. Returns one year and longer are annualized.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ. Dividends are paid quarterly.

TOTAL RETURN BY CALENDAR YEAR (%)

	2004	2005	2006	2007	2008	2009
Class I Shares	10.91	9.41	18.29	12.89	-29.60	25.59
Class S Shares	n/a	n/a	n/a	12.56	-29.77	25.25
S&P 500 Index	10.88	4.91	15.80	5.50	-37.00	26.47

TOP TEN HOLDINGS

Company Name	% of Net Assets
Int'l. Business Machines Corp.	3.0
Chevron Corp.	2.5
Johnson & Johnson	2.4
Verizon Communications, Inc.	2.2
PepsiCo, Inc.	2.0
J.P. Morgan Chase & Co.	2.0
Procter & Gamble Co.	2.0
Occidental Petroleum Corp.	1.8
3M Co.	1.8
Qualcomm, Inc.	1.7
Total	21.3

PORTFOLIO SECTOR ALLOCATION (%)

Finance	15.4
Consumer Non-Durables	10.4
Producer Manufacturing	9.9
Energy Minerals	9.8
Electronic Technology	9.2
Health Technology	9.2
Technology Services	4.9
Retail Trade	4.6
Sectors Less Than 4%	23.0
Cash and Other Net Assets	3.6

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$79.5
S Share Assets (Millions):	$29.0
Number of Holdings:	97
Wtd. Avg. Market Cap (Billions):	$61.4
Median Market Cap (Billions):	$23.8
Turnover Rate:	62%
Beta (vs. S&P 500 Index)	0.87

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The Standard & Poor's 500 Index is an unmanaged index which measures the performance of 500 widely held common stocks of large-cap companies. It is not possible to invest directly in an index. Weighted Average Market Cap is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets. Beta is a measure of a fund's sensitivity to market movements. The beta of the market is 1.00 by definition. A beta above 1 is more volatile than the overall market, while a beta below 1 is less volatile.

Sit Global Dividend Growth Fund

As of September 30, 2010

Sit Investment Associates
Sit Mutual Funds

800-332-5580 www.sitfunds.com

INVESTMENT OBJECTIVE

The Fund seeks to provide current income that exceeds the dividend yield of a composite index (comprised of 60% S&P 500 Index and 40% MSCI EAFE Index) and that grows over a period of years. The Fund also seeks to provide long-term capital appreciation.

INVESTMENT STRATEGY

The Adviser invests in dividend paying, growth-oriented companies it believes exhibit the potential for growth and growing dividend payments. The Fund is managed to have lower volatility than that of a composite index, but with a higher yield and greater prospects for dividend growth. The Fund invests at least 40% of its net assets in companies domiciled outside of the United States. Key elements of the Adviser's stock selection criteria include strong free cash flow generation, current dividend yields and payout rates, strong financial liquidity and balance sheets, low debt levels, consistency of earnings, growth potential and historical dividend growth.

INVESTMENT STYLE


Style
Value
Blend
Growth
Large
Mid
Small
Cap Size

MANAGEMENT / INDUSTRY EXPRIENCE

The Fund is managed by a team of investment professionals led by:

- Roger J. Sit, 20 years
- Kent L. Johnson, CFA, 21 years
- Raymond E. Sit, 17 years
- Michael J. Stellmacher, CFA, 19 years
- Tasha M. Murdoff, 14 years

INVESTMENT ADVISOR

Sit Investment Associates, Inc.

- Founded in 1981
- Employee-owned firm
- $9.5 billion in assets under management
- Sole business is investment management
- Based in Minneapolis, MN

FUND DETAILS

	Class I	Class S
Ticker:	GDGIX	GDGSX
CUSIP:	82980D-88-9	82980D-87-1
Inception Date:	9/30/08	9/30/08
Expense Ratio:	1.25%	1.50%

FUND PERFORMANCE (%)

		Annualized Returns			
	3 Month	1 Year	Since Inception	30-Day SEC Yield(1)	12-Month Dist. Rate(1)
Class I Shares	13.49	7.67	9.96	1.49	1.42
Class S Shares	13.42	7.42	9.69	1.25	1.17
Composite Index	13.35	7.46	2.17		
S&P 500 Index	11.29	10.16	1.27		
MSCI EAFE Index	16.48	3.27	3.25		

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Management fees and administrative expenses are included in the Fund's performance. The Fund's performance does not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 days of purchase. If imposed, the redemption fee would reduce the performance quoted. Returns one year and longer are annualized.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ. Dividends are paid quarterly.

TOTAL RETURN BY CALENDAR YEAR (%)

	2009
Class I Shares	24.65
Class S Shares	24.40
Composite Index	28.67
S&P 500 Index	26.47
MSCI EAFE Index	31.78

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Rio Tinto, A.D.R.	2.7	McDonald's Corp.	1.7
BHP Billiton, A.D.R.	2.7	Procter & Gamble Co.	1.6
Int'l. Business Machines Corp.	2.5	Occidental Petroleum Corp.	1.6
Johnson & Johnson	2.0	Philip Morris International, Inc.	1.6
Qualcomm, Inc.	1.9	Chevron Corp.	1.6
		Total	11.9

PORTFOLIO SECTOR ALLOCATION (%)

Finance	15.7
Consumer Non-Durables	9.9
Health Technology	9.7
Electronic Technology	9.1
Producer Manufacturing	9.1
Energy Minerals	8.8
Retail Trade	6.5
Sectors Less Than 6%	29.8
Cash and Other Net Assets	1.4

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$3.3
S Share Assets (Millions):	$1.0
Number of Holdings:	100
Wtd. Avg. Market Cap (Billions):	$72.1
Median Market Cap (Billions):	$41.4
Turnover Rate:	3.2 %
Beta (vs. S&P 500 Index)	0.93

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The (Hypothetical) Composite Index is comprised of 60% S&P 500 Index and 40% MSCI EAFE Index. The Standard & Poor's 500 Index is an unmanaged index which measures the performance of 500 widely held common stocks of large-cap companies. The MSCI EAFE Index is a free float-adjusted market capitalization index that is designed to measure the equity market performance of developed markets, excluding the U.S. & Canada. The Index currently comprises 21 developed market country indices. It is not possible to invest directly in an index. Weighted Average Market Cap is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets. Beta is a measure of a fund's sensitivity to market movements. The beta of the market is 1.00 by definition. A beta above 1 is more volatile than the overall market, while a beta below 1 is less volatile.

Sit High Income Municipal Bond Fund

Sit Investment Associates
Sit Mutual Funds

As of September 30, 2010

800-332-5580 www.sitfunds.com

INVESTMENT OBJECTIVE

The Fund seeks high current income that is exempt from regular federal income tax.

INVESTMENT STRATEGY

The Fund invests in municipal securities that generate interest income that is exempt from regular federal income tax. The Adviser seeks to maintain an average credit quality of triple-B and may invest up to 60% of the Fund's assets in securities rated below investment grade "junk bonds," including rated securities and comparable ratings of non-rated securities as determined by the Fund's Adviser. Major emphasis is placed on the income component of total return, and the Fund generally holds a significant portion of its assets in select securities within higher-yielding sectors such as municipal housing and hospital/healthcare. Key factors in security selection include a security's structure, credit quality, yield, maturity and liquidity. The Adviser seeks to maintain an average effective duration for the portfolio of 3 to 10 years.

INVESTMENT STYLE


Duration
Short
Interm.
Long
High
Mid
Low
Quality

MANAGEMENT / INDUSTRY EXPRIENCE

The Fund is managed by a team of investment professionals led by:

Michael C. Brilley, 42 years
Debra A. Sit, 28 years
Paul A. Jungquist, 16 years

INVESTMENT ADVISOR

Sit Investment Associates, Inc.

- Founded in 1981
- Employee-owned firm
- $9.5 billion in assets under management
- Sole business is investment management
- Based in Minneapolis, MN

FUND DETAILS

Ticker:	SHMIX
CUSIP:	82979K-40-7
Inception Date:	12/31/06
Expense Ratio:	0.85%

FUND PERFORMANCE (%)

	Annualized Returns					
	3 Month	1 Year	3 Year	Since Inception	30-Day SEC Yield(1)	12-Month Dist. Rate(1)
High Income Municipal Bond	4.23	8.06	3.07	2.25	4.92	4.98
Barclays Capital Muni Bond Index	3.40	5.80	6.04	5.35		
Barclays Capital High Yield Muni Bond Index/5 year	2.72	9.31	3.25	3.04		
Composite Index	3.06	7.55	4.70	4.24		

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month end. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Management fees and administrative expenses are included in the Fund's performance. Returns one year and longer are annualized.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Funds past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ. Dividends are paid quarterly.

TOTAL RETURN BY CALENDAR YEAR (%)

	2007	2008	2009
High Income Municipal Bond	-2.49	-18.93	26.20
Barclays Capital Muni Bond Index	3.36	-2.47	12.91
Barclays Capital High Yield Muni Bond Index/5 year	1.09	-12.70	17.41
Composite Index	2.22	-7.61	15.21

PORTFOLIO SECTOR ALLOCATION (%)

Hospital / Health Care	22.5
Other Rev.	15.4
Education/Student Loan	15.0
MF Mortgage	13.6
Insured	8.3
Indust/Pollution	4.7
Transportation	3.9
Sectors Less Than 3.5%	14.6
Cash and Other Net Assets	2.0

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$89.8
Tax-Equivalent Yield:	7.57%
Average Maturity:	14.7 Years
Duration to Estimated Avg. Life:	6.2 Years
Implied Duration:	6.6 Years

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The Composite Index is comprised of 50% Barclays Capital Municipal Bond Index and 50% Barclays Capital High Yield Muni Bond Index/5 year. It is not possible to invest directly in an index. Tax-Equivalent Yield is estimated for individuals in the 35.0% federal tax bracket. Duration is a measure which reflects estimated price sensitivity to a given change in interest rates. For example, for an interest rate change of 1%, a portfolio with a duration of 5 years would be expected to experience a price change of 5%. Estimated average life duration is based on current interest rates and the Adviser's assumptions regarding the expected average life of individual securities held in the portfolio. Implied duration is calculated based on historical price changes of securities held by the Fund. The Adviser believes that the portfolio's implied duration is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. If interest rates exceed the historical range, the estimated average life duration may be a more accurate estimate of price sensitivity.

Sit International Growth Fund

As of September 30, 2010

Sit Investment Associates
Sit Mutual Funds
800-332-5580 www.sitfunds.com

INVESTMENT OBJECTIVE

Long-term capital appreciation.

INVESTMENT STRATEGY

The Fund invests, under normal conditions, at least 90% of its net assets in stocks of companies domiciled outside the United States. The Adviser selects which countries or regions to invest in based on several factors including economic trends, earnings outlook, investment valuation and fiscal and monetary policy. Investments are concentrated in industries and sectors with the strongest prospects for earnings growth. The Fund may invest in stocks of small or medium or large sized companies, and focus is placed on those companies with above average potential for long-term earnings and revenue growth. Key elements of stock selection criteria also include strong balance sheets, above-average return-on-equity, strong free cash flow and relatively low levels of debt.

INVESTMENT STYLE


Style
Value
Blend
Growth
Large
Mid
Small
Cap Size

MANAGEMENT / INDUSTRY EXPRIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 20 years
Janet K. Kinzler, 16 years
Tasha M. Murdoff, 14 years

INVESTMENT ADVISOR

Sit Investment Associates, Inc.

- Founded in 1981
- Employee-owned firm
- $9.5 billion in assets under management
- Sole business is investment management
- Based in Minneapolis, MN

FUND DETAILS

Ticker:	SNGRX
CUSIP:	82980D-10-3
Inception Date:	11/1/91
Expense Ratio:	1.50%

FUND PERFORMANCE (%)

	3 Month	Annualized Returns 1 Year	3 Year	5 Year	10 Year	Since Inception
International Growth	16.02	6.30	-10.44	0.61	-3.84	3.64
MSCI EAFE Growth Index	16.59	8.41	-8.37	2.78	1.14	3.62

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Management fees and administrative expenses are included in the Fund's performance. The Fund's performance does not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 days of purchase. If imposed, the redemption fee would reduce the performance quoted. Returns one year and longer are annualized.

TOTAL RETURN BY CALENDAR YEAR (%)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
International Growth	-26.66	-33.26	-29.84	28.70	12.97	14.67	18.19	16.08	-44.99	27.65
MSCI EAFE Growth Index	-24.51	-24.58	-16.02	31.99	16.12	13.28	22.33	16.45	-42.70	29.36

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
BHP Billiton, Ltd.	4.5	Reckitt Benckiser, p.l.c.	1.8
Nestle, S.A.	2.4	Total, S.A.	1.7
Rio Tinto, A.D.R.	2.1	Sun Hung Kai Properties	1.6
Telefonica, S.A.	2.1	Honda Motor Co., Ltd.	1.4
Royal Dutch Shell, A.D.R.	1.8	Adidas A.G.	1.4
		Total	20.8

PORTFOLIO SECTOR ALLOCATION (%)

Finance	19.4
Consumer Non-Durables	10.9
Producer Manufacturing	10.7
Non-Energy Minerals	7.2
Electronic Technology	7.1
Energy Minerals	5.8
Communications	5.7
Health Technology	5.6
Sectors Less Than 5%	25.1
Cash and Other Net Assets	2.5

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$23.7
Number of Holdings:	99
Wtd. Avg. Market Cap (Billions):	$51.8
Median Market Cap (Billions):	$28.0
Turnover Rate:	49 %
Beta (vs. S&P 500 Index)	1.04

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. MSCI uses a two dimensional framework for style segmentation in which value and growth securities are categorized using a multi-factor approach. The objective of the Index design is to divide constituents of an underlying MSCI Equity Index into respective value and growth indices, each targeting 50% of the free float adjusted market capitalization of the underlying market index. It is not possible to invest directly in an index. Weighted Average Market Cap is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets. Beta is a measure of a fund's sensitivity to market movements. The beta of the market is 1.00 by definition. A beta above 1 is more volatile than the overall market, while a beta below 1 is less volatile.

Sit Large Cap Growth Fund

As of September 30, 2010

Sit Investment Associates
Sit Mutual Funds
800-332-5580 www.sitfunds.com

INVESTMENT OBJECTIVE

Long-term capital appreciation.

INVESTMENT STRATEGY

The Fund's Adviser invests in domestic growth-oriented stocks with the potential increase earnings at a faster rate that the representative economy and market index. The Adviser focuses on high quality "blue chip" stocks of companies with long records of earnings and revenue growth. Other essential company attributes include dominant or growing market share, unique product or service and an experienced management team with a successful track record. Key elements of stock selection criteria include strong balance sheets, above-average return-on-equity, strong free cash flow and relatively low levels of debt.

INVESTMENT STYLE


Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

MANAGEMENT / INDUSTRY EXPRIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 20 years
Ronald D. Sit, 26 years
Michael J. Stellmacher, CFA, 19 years

INVESTMENT ADVISOR

Sit Investment Associates, Inc.

- Founded in 1981
- Employee-owned firm
- $9.5 billion in assets under management
- Sole business is investment management
- Based in Minneapolis, MN

FUND DETAILS

Ticker:	SNIGX
CUSIP:	829797-10-9
Inception Date:	9/2/82
Expense Ratio:	1.00%

FUND PERFORMANCE (%)

	Annualized Returns					
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Large Cap Growth	9.90	5.22	-5.70	1.59	-3.55	9.35
Russell 1000® Growth Index	13.00	12.65	-4.36	2.06	-3.44	10.21

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Management fees and administrative expenses are included in the Fund's performance. The Fund's performance does not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 days of purchase. If imposed, the redemption fee would reduce the performance quoted. Returns one year and longer are annualized.

TOTAL RETURN BY CALENDAR YEAR (%)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
Large Cap Growth	-13.84	-27.70	-30.58	26.34	12.79	9.59	9.54	14.14	-34.10	28.14
Russell 1000® Growth Index	-22.43	-20.42	-27.89	29.76	6.30	5.27	9.08	11.81	-38.44	37.21

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Apple, Inc.	3.5	Cisco Systems, Inc.	2.3
Int'l. Business Machines Corp.	3.3	McDonald's Corp.	2.3
Qualcomm, Inc.	2.8	PepsiCo, Inc.	2.2
Google, Inc.	2.6	Intel Corp.	2.1
Oracle Corp.	2.5	Coca-Cola Co.	2.1
		Total	25.8

PORTFOLIO SECTOR ALLOCATION (%)

Electronic Technology	21.6
Consumer Non-Durables	10.2
Technology Services	10.1
Producer Manufacturing	9.3
Health Technology	8.6
Energy Minerals	8.3
Retail Trade	8.3
Finance	7.9
Sectors Less Than 5%	15.2
Cash and Other Net Assets	0.5

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$418.7
Number of Holdings:	96
Wtd. Avg. Market Cap (Billions):	74.4
Median Market Cap (Billions):	26.5
Turnover Rate:	4.9
Beta (vs. S&P 500 Index)	0.92

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The Russell 1000® Growth Index is an unmanaged index that measures the performance of those Russell 1000 companies (the largest 1,000 U.S. companies by capitalization) with higher price-to-book ratios and higher forecasted growth values. It is not possible to invest directly in an index. Weighted Average Market Cap is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Funds net assets. Beta is a measure of a fund's sensitivity to market movements. The beta of the market is 1.00 by definition. A beta above 1 is more volatile than the overall market, while a beta below 1 is less volatile.

Sit Mid Cap Growth Fund

As of September 30, 2010

Sit Investment Associates
Sit Mutual Funds
800-332-5580 www.sitfunds.com

INVESTMENT OBJECTIVE

Long-term capital appreciation.

INVESTMENT STRATEGY

TThe Fund's Adviser invests in domestic growth-oriented stocks with the potential to increase earnings at a faster rate than the representative economy and market index. The Adviser focuses on quality companies with market capitalizations between $2 billion and $15 billion at the time of purchase. Other essential company attributes include dominant or growing market share, unique product or service and an experienced management team with a successful track record. Key elements of stock selection criteria include strong balance sheets, above-average return-on-equity, strong free cash flow and relatively low levels of debt.

INVESTMENT STYLE


Style
Value
Blend
Growth
Large
Mid
Small
Cap Size

MANAGEMENT / INDUSTRY EXPRIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 20 years
Kent L. Johnson, CFA, 21 years
Matthew T. Loucks, 14 years
Robert W. Sit, 18 years

INVESTMENT ADVISOR

Sit Investment Associates, Inc.

- Founded in 1981
- Employee-owned firm
- $9.5 billion in assets under management
- Sole business is investment management
- Based in Minneapolis, MN

FUND DETAILS

Ticker:	NBNGX
CUSIP:	829796-10-1
Inception Date:	9/2/82
Expense Ratio:	1.15%

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Mid Cap Growth	14.26	16.78	-6.78	2.19	-3.83	11.67
Russell Midcap® Growth Index	14.65	18.27	-3.90	2.86	-0.88	n/a

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Management fees and administrative expenses are included in the Fund's performance. The Fund's performance does not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 days of purchase. If imposed, the redemption fee would reduce the performance quoted. Returns one year and longer are annualized.

TOTAL RETURN BY CALENDAR YEAR (%)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
Mid Cap Growth	-4.35	-33.39	-34.64	38.51	17.02	15.27	9.56	18.87	-45.34	35.59
Russell Midcap® Growth Index	-11.75	-20.15	-27.41	42.71	15.48	12.10	10.65	11.44	-44.32	46.29

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
F5 Networks, Inc.	2.4	Ecolab, Inc.	1.7
Cognizant Tech. Solutions Corp.	2.1	Snap-On, Inc.	1.6
Celgene Corp.	2.1	TCF Financial Corp.	1.5
Cummins, Inc.	1.9	Expeditors Intl Wash., Inc.	1.5
Citrix Systems, Inc.	1.9	TJX Companies, Inc.	1.4
		Total	18.1

PORTFOLIO SECTOR ALLOCATION (%)

Electronic Technology	15.1
Technology Services	11.1
Health Technology	10.3
Producer Manufacturing	10.3
Finance	7.9
Process Industries	6.5
Retail Trade	6.4
Consumer Non-Durables	6.1
Sectors Less Than 5%	25.6
Cash and Other Net Assets	0.7

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$145.6
Number of Holdings:	106
Wtd. Avg. Market Cap (Billions):	$11.4
Median Market Cap (Billions):	$6.8
Turnover Rate:	69 %
Beta (vs. S&P 500 Index)	0.96

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The Russell Midcap® Growth Index is an unmanaged index that measures the performance of those Russell Midcap companies with higher price-to-book ratios and higher forecasted growth values. It is not possible to invest directly in an index. Weighted Average Market Cap is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets. Beta is a measure of a fund's sensitivity to market movements. The beta of the market is 1.00 by definition. A beta above 1 is more volatile than the overall market, while a beta below 1 is less volatile.

Sit Minnesota Tax-Free Income Fund

Sit Investment Associates
Sit Mutual Funds

As of September 30, 2010

800-332-5580 www.sitfunds.com

INVESTMENT OBJECTIVE

The Fund seeks high current income that is exempt from regular federal income tax and Minnesota regular personal income tax consistent with preservation of capital.

INVESTMENT STRATEGY

The Fund invests substantially in municipal securities issued by the state of Minnesota and its political subdivisions that generate interest income that is exempt from both regular federal income tax and Minnesota regular personal income tax. Primarily, securities are rated investment-grade at the time of purchase or, if unrated, determined to be of comparable quality by the Adviser. Major emphasis is placed on the income component of total return, and the Fund generally holds a significant portion in select securities within higher-yielding sectors such as municipal housing and hospital/healthcare. Key factors in security selection include a security's structure, credit quality, yield, maturity and liquidity. The Adviser seeks to maintain an average effective duration for the portfolio of 3 to 8 years.

INVESTMENT STYLE


Duration
Short
Interm
Long
Quality
High
Mid
Low

MANAGEMENT / INDUSTRY EXPRIENCE

The Fund is managed by a team of investment professionals led by:

Michael C. Brilley, 42 years
Debra A. Sit, 28 years
Paul A. Jungquist, 16 years

INVESTMENT ADVISOR

Sit Investment Associates, Inc.

- Founded in 1981
- Employee-owned firm
- $9.5 billion in assets under management
- Sole business is investment management
- Based in Minneapolis, MN

FUND DETAILS

Ticker:	SMTFX
CUSIP:	82979K-10-0
Inception Date:	12/1/93
Expense Ratio:	0.80%

FUND PERFORMANCE (%)

	Annualized Returns							
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception	30-Day SEC Yield(1)	12-Month Dist. Rate(1)
Minnesota Tax-Free Income	3.29	7.54	5.15	4.51	4.96	5.03	4.29	4.29
Barclays Capital 5-Year Muni Bond Index	2.53	5.63	6.74	5.40	5.26	5.11		

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Management fees and administrative expenses are included in the Fund's performance. Returns one year and longer are annualized.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Funds past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ. Dividends are paid quarterly.

TOTAL RETURN BY CALENDAR YEAR (%)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
Minnesota Tax-Free Income	8.09	5.85	7.06	4.42	3.68	4.44	4.92	1.04	-10.75	22.04
Barclays Capital 5-Year Muni Index	7.72	6.21	9.27	4.13	2.72	0.95	3.34	5.15	5.78	7.40

PORTFOLIO SECTOR ALLOCATION (%)

Hospital / Health Care	22.6
MF Mortgage	18.6
Single Family Mtg.	12.8
Other Rev.	9.2
Education/Student Loan	8.8
Insured	5.4
Utility	5.3
Sectors Less Than 5%	12.9
Cash and Other Net Assets	4.4

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$307.8
Tax-Equivalent Yield:	7.16%
Average Maturity:	14.6 Years
Duration to Estimated Avg. Life:	4.8 Years
Implied Duration:	7.4 Years

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. It is not possible to invest directly in an index. Tax-Equivalent Yield is estimated for individuals in the 35.0% federal tax bracket. Duration is a measure which reflects estimated price sensitivity to a given change in interest rates. For example, for an interest rate change of 1%, a portfolio with a duration of 5 years would be expected to experience a price change of 5%. Estimated average life duration is based on current interest rates and the Adviser's assumptions regarding the expected average life of individual securities held in the portfolio. Implied duration is calculated based on historical price changes of securities held by the Fund. The Adviser believes that the portfolio's implied duration is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. If interest rates exceed the historical range, the estimated average life duration may be a more accurate estimate of price sensitivity.

Sit Small Cap Growth Fund

As of September 30, 2010

Sit Investment Associates
Sit Mutual Funds
800-332-5580 www.sitfunds.com

INVESTMENT OBJECTIVE

Long-term capital appreciation.

INVESTMENT STRATEGY

The Fund's Adviser invests in domestic growth-oriented small stocks with the potential to increase earnings at a faster rate than the representative economy and market index. The Adviser focuses on quality companies with market capitalizations at the time of purchase up to $3 billion or up to market capitalization of the largest company included in the Russell 2000® Index measured at the end of the previous 12 months. Other essential company attributes include dominant or growing market share, unique product or service and an experienced management team with a successful track record. Key elements of stock selection criteria include strong balance sheets, above-average return-on-equity, strong free cash flow and relatively low levels of debt.

INVESTMENT STYLE


Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

MANAGEMENT / INDUSTRY EXPRIENCE

The Fund is managed by a team of investment professionals led by:

- Roger J. Sit, 20 years
- Kent L. Johnson, CFA, 21 years
- Mathew T. Loucks, 14 years
- Robert W. Sit, 18 years
- Michael J. Stellmacher, CFA, 19 years

INVESTMENT ADVISOR

Sit Investment Associates, Inc.

- Founded in 1981
- Employee-owned firm
- $9.5 billion in assets under management
- Sole business is investment management
- Based in Minneapolis, MN

FUND DETAILS

Ticker:	SMTFX
CUSIP:	82979K-10-0
Inception Date:	12/1/93
Expense Ratio:	0.90%

FUND PERFORMANCE (%)

	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
		Annualized Returns				
Small Cap Growth	12.77	19.04	-6.27	2.45	-2.11	10.09
Russell 2000® Growth Index	12.83	14.79	-3.75	2.35	-0.13	5.76

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Management fees and administrative expenses are included in the Fund's performance. The Fund's performance does not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 days of purchase. If imposed, the redemption fee would reduce the performance quoted. Returns one year and longer are annualized.

TOTAL RETURN BY CALENDAR YEAR (%)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
Small Cap Growth	6.25	-28.19	-26.22	34.57	6.79	18.52	7.99	20.43	-42.96	33.06
Russell 2000® Growth	-22.44	-9.24	-30.27	48.53	14.31	4.15	13.34	7.05	-38.54	34.47

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Informatica Corp.	3.2	Lufkin Industries, Inc.	1.9
Skyworks Solutions, Inc.	2.2	Concur Technologies, Inc.	1.9
F5 Networks, Inc.	2.2	Ulta Salon Cosmetics & Fragrances	1.9
Alexion Pharmaceuticals, Inc.	2.1	ANSYS, Inc.	1.8
Core Laboratories	2.0	Tupperware Brands Corp.	1.7
		Total	20.7

PORTFOLIO SECTOR ALLOCATION (%)

Health Technology	15.4
Technology Services	15.0
Electronic Technology	14.3
Producer Manufacturing	10.1
Industrial Services	6.8
Finance	6.0
Retail Trade	5.5
Sectors Less Than 5%	25.9
Cash and Other Net Assets	1.0

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$66.6
Number of Holdings:	98
Wtd. Avg. Market Cap (Billions):	$3.3
Median Market Cap (Billions):	$2.3
Turnover Rate:	9.4%
Beta (vs. S&P 500 Index)	0.97

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The Russell 2000® is an unmanaged index that measures the performance of those Russell 2000 companies with higher price-to-book ratios and higher forecasted growth values. It is not possible to invest directly in an index. Weighted Average Market Cap is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets. Beta is a measure of a fund's sensitivity to market movements. The beta of the market is 1.00 by definition. A beta above 1 is more volatile than the overall market, while a beta below 1 is less volatile.

Sit Tax-Free Income Fund

Sit Investment Associates
Sit Mutual Funds

As of September 30, 2010

800-332-5580 www.sitfunds.com

INVESTMENT OBJECTIVE

The Fund seeks high current income that is exempt from federal income tax consistent with preservation of capital.

INVESTMENT STRATEGY

The Fund invests in municipal securities that generate interest income that is exempt from both regular federal income tax and federal alternative minimum tax. Primarily, securities are rated investment-grade at the time of purchase or, if unrated, determined to be of comparable quality by the Adviser. Major emphasis is placed on the income component of total return, and the Fund generally holds a significant portion in select securities within higher-yielding sectors such as municipal housing and hospital/healthcare. Key factors in security selection include a security's structure, credit quality, yield, maturity and liquidity. The Adviser seeks to maintain an average effective duration for the portfolio of 2.5 to 8 years.

INVESTMENT STYLE


Duration
Short
Interm
Long
High
Mid
Low
Quality

MANAGEMENT / INDUSTRY EXPRIENCE

The Fund is managed by a team of investment professionals led by:

Michael C. Brilley, 42 years
Debra A. Sit, 28 years
Paul A. Jungquist, 16 years

INVESTMENT ADVISOR

Sit Investment Associates, Inc.

- Founded in 1981
- Employee-owned firm
- $9.5 billion in assets under management
- Sole business is investment management
- Based in Minneapolis, MN

FUND DETAILS

Ticker:	SNTIX
CUSIP:	829799-10-5
Inception Date:	9/29/88
Expense Ratio:	0.77%

FUND PERFORMANCE (%)

	Annualized Returns							
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception	30-Day SEC Yield(1)	12-Month Dist. Rate(1)
Tax-Free Income	2.92	6.81	3.37	3.07	3.90	5.38	5.06	4.50
Barclays Capital 5-Year Muni Index	2.53	5.63	6.74	5.40	5.26	5.88		

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Management fees and administrative expenses are included in the Fund's performance. Returns one year and longer are annualized.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ. Dividends are paid quarterly.

TOTAL RETURN BY CALENDAR YEAR (%)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
Tax-Free Income	8.32	5.84	5.69	2.87	3.96	3.30	3.54	0.26	-15.77	22.42
Barclays Capital 5-Year Muni Index	7.72	6.21	9.27	4.13	2.72	0.95	3.34	5.15	5.78	7.40

PORTFOLIO SECTOR ALLOCATION (%)

Other Rev.	16.5
Hospital / Health Care	15.2
Education/Student Loan	14.4
MF Mortgage	11.8
Single Family Mtg.	9.6
Closed-End Mutual Funds	6.7
Insured	4.1
Sectors Less Than 4%	17.5
Cash and Other Net Assets	4.2

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$164.2
Tax-Equivalent Yield:	7.78%
Average Maturity:	15.2 Years
Duration to Estimated Avg. Life:	5.7 Years
Implied Duration:	7.3 Years

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. It is not possible to invest directly in an index. Tax-Equivalent Yield is estimated for individuals in the 35.0% federal tax bracket. Duration is a measure which reflects estimated price sensitivity to a given change in interest rates. For example, for an interest rate change of 1%, a portfolio with a duration of 5 years would be expected to experience a price change of 5%. Estimated average life duration is based on current interest rates and the Adviser's assumptions regarding the expected average life of individual securities held in the portfolio. Implied duration is calculated based on historical price changes of securities held by the Fund. The Adviser believes that the portfolio's implied duration is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. If interest rates exceed the historical range, the estimated average life duration may be a more accurate estimate of price sensitivity.

Sit U.S. Government Securities Fund

Sit Investment Associates
Sit Mutual Funds

As of September 30, 2010

800-332-5580 www.sitfunds.com

INVESTMENT OBJECTIVE

The Fund seeks high current income and safety of principal.

INVESTMENT STRATEGY

The Fund invests exclusively in U.S. government securities which are issued, guaranteed or insured by the U.S. government or its agencies or instrumentalities. Fund managers search for securities providing high current income relative to yields currently available in the market. Key factors in security selection include prepayment risk, yield, maturity and liquidity. The Adviser favors seasoned, high-coupon, mortgage pools with stable prepayment histories, and maintains the average effective duration to within 20% of the benchmark typically between 2 to 5 years.

INVESTMENT STYLE


Duration
Short
Interm.
Long
Quality
High
Mid
Low

MANAGEMENT / INDUSTRY EXPRIENCE

The Fund is managed by a team of investment professionals led by:

Michael C. Brilley, 42 years
Mark H. Book, 23 years
Bryce A. Doty, 20 years

INVESTMENT ADVISOR

Sit Investment Associates, Inc.

- Founded in 1981
- Employee-owned firm
- $9.5 billion in assets under management
- Sole business is investment management
- Based in Minneapolis, MN

FUND DETAILS

Ticker:	SNGVX
CUSIP:	829800-10-1
Inception Date:	6/2/87
Expense Ratio:	0.80%

FUND PERFORMANCE (%)

		Annualized Returns						
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception	30-Day SEC Yield[1]	12-Month Dist. Rate[1]
U.S. Government Securities	1.50	5.13	6.49	5.69	5.26	6.57	3.47	3.04
Barclays Capital Interm. Gov't Index	2.13	6.19	6.65	5.87	5.69	6.75		

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Management fees and administrative expenses are included in the Fund's performance. Returns one year and longer are annualized.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Funds past dividends paid to shareholders based on the net investment income distributed and the average NAV during the past 12 months. Accordingly, the Fund's SEC yield and distribution rate may differ. Dividends are paid quarterly.

TOTAL RETURN BY CALENDAR YEAR (%)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
U.S. Government Securities	9.15	8.56	5.79	1.19	3.35	2.49	4.13	6.92	5.13	7.78
Barclays Capital Interm. Gov't Index	10.47	8.42	9.64	2.29	2.33	1.68	3.84	8.47	10.43	-0.32

PORTFOLIO SECTOR ALLOCATION (%)

CMO	39.2
FNMA Pass-Thru	30.3
FHLMC Pass-Thru	17.7
GNMA Pass-Thru	6.5
U.S. Treas./Federal Agy.	5.4
Cash & Other Net Assets	0.9

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$980.8
Average Maturity:	22.3 Years
Effective Duration:	1.1 Years

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. It is not possible to invest directly in an index. Effective duration is a measure which reflects estimated price sensitivity to a given change in interest rates. For example, for an interest rate change of 1.0%, a portfolio with a duration of 5 years would be expected to experience a price change of 5%. Effective duration is based on current interest rates and the Adviser's assumptions regarding the expected average life of individual securities held in the portfolio.